Ronald P. Vargo	Executive Vice President and Chief Financial Officer
H2-8W-63 5400 Legacy Drive Plano, Texas 75024

September 14, 2006

Via EDGAR

Stephen G. Krikorian

Branch Chief - Accounting

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:    Electronic Data Systems Corporation ("EDS")

         Forms 8-K Filed on February 8, May 2 and August 1, 2006

         File No. 01-11779

Dear Mr. Krikorian:

We are responding to your letter dated August 30, 2006, relating to our Forms 8-K filed on February 8, May 2 and August 1, 2006. Responses to your comments are below.

SEC Comment 1

Refer to  your discussion of pro forma net income, pro forma EPS and pro forma operating margin throughout your press releases furnished in the above referenced Forms 8-K.

a.     These amounts appear to represent non-GAAP measures and should be identified as such.  Presentation of these measures in documents furnished in Form 8-K must comply with Item 10(e)(1)(i) of Regulation S-K.  Refer to the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.  In future filings, revise accordingly.

b.     Pro forma terminology has very specific meaning in accounting literature, applying only to certain disclosures required by GAAP and by Article 11 of Regulation S-X.  In future filings, revise your presentation to omit the pro forma terminology when referring to your non-GAAP information or tell us why you believe your use of this term is appropriate.

Securities and Exchange Commission

September 14, 2006

EDS Response

We will revise future filings to specifically identify such amounts as non-GAAP measures and incorporate the information required by Item 10(e)(1)(i).  In addition, we will ensure that future filings make use of labels and descriptions other than "pro forma" for any non-GAAP measures we provide.

SEC Comment 2

Within the Notes to the Summary of Results of Operations within your press releases, your discussion of basic and diluted earnings per share excluding certain costs.  These measures should be clearly identified as non-GAAP measures and disclosure should be revised to comply with the requirements of Item 10(e)(1)(i).  Refer to the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

EDS Response

We will revise any references to basic and diluted earnings per share excluding certain costs within the Notes to the Summary of Results of Operations in future earnings releases to clearly identify it as a non-GAAP measure and incorporate the information required by Item 10(e)(1)(i) directly in such Notes.

SEC Comment 3

With regard to your presentation of free cash flow, we note that you have reconciled the measure to the net decrease in cash and cash equivalents.  Since all companies do not calculate free cash flows in the same manner, revise future filings to alert investors to the fact that the measure presented may not be comparable to similarly titled measures reported by other companies and to disclose all material limitations of the measure.  Refer to Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 13.

EDS Response

We will revise future filings to include, along with our definition of free cash flow which appears in Note 2 to the Summary of Consolidated Cash Flows in each of the referenced earnings releases, a statement that our presentation of free cash flow may not be comparable to similarly titled measures reported by other companies, and we will disclose limitations of this measure.

*  *  *

Securities and Exchange Commission

September 14, 2006

In addition, EDS acknowledges that:

▪	it is responsible for the adequacy and accuracy of the disclosure in the aforementioned filings;
▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and
▪	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 972-605-6365 if you have any questions regarding our responses or would otherwise like to discuss them.

Sincerely,

/S/ RONALD P. VARGO

Ronald P. Vargo

Executive Vice President and Chief Financial Officer